Exhibit 99.1
Form 51-102F3
Material Change Report

1.	Name and Address of Company

Titan Trading Analytics Inc.
Unit 120, 4445 Calgary Trail
Edmonton, Alberta, T6H 5R7

2.	Date of Material Change

February 27, 2009

3.	News Release

February 27, 2009 via Marketwire.

4.	Summary of Material Change

Trading Analytics Inc. (“Titan” or the “Corporation”) announced that it intends to proceed with a non-brokered private placement offering of up to 3,000,000 units (“Units”) at a subscription price of $0.30 per Unit for gross proceeds of up to $900,000.

5.	Full Description of Material Change

Trading Analytics Inc. (“Titan” or the “Corporation”) announced that it intends to proceed with a non-brokered private placement offering of up to 3,000,000 units (“Units”) at a subscription price of $0.30 per Unit for gross proceeds of up to $900,000. Each Unit will consist of one (1) common share (“Common Share”) in the capital of Titan and one-half (½) of one (1) common share purchase warrant (a “Warrant”). Each whole Warrant will entitle the holder thereof to purchase one Common Share for a price of $0.45 per Common Share during the first twelve (12) months following the date of closing and at $0.60 per Common Share during the subsequent year up to a period of twenty four (24) months from the date of closing.

The private placement will be conducted in reliance upon certain prospectus and registration exemptions. The net proceeds from the placement will be used to enhance marketing and training programs, and for general working capital requirements.

The Corporation may pay, in accordance with all regulatory requirements, finder’s fees to agents for obtaining subscriptions for Units pursuant to TSX Venture Exchange Policy, and the Units will be subject to a four month restricted period.

Completion of the offering is subject to all required regulatory approvals, including the acceptance of the TSX Venture Exchange.

6.	Reliance of subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

N/A

8.	Executive Officer

Ken W. Powell, President & CEO
Telephone: 780-438-1239

9.	Date of Report
March 2, 2009